FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ✓  Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____No   ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the entering of a supply agreement with Huanghe Hydropower Development Co., Ltd. to supply approximately 21 MW of solar products by September 2011, made by the Registrant in English on August 16, 2011.

JA Solar to Supply 21 MW of Solar Products to
Huanghe Hydropower’s Large Scale Solar Project in Qinghai, China

SHANGHAI, August 16, 2011--- JA Solar Holdings Co., Ltd. (NASDAQ: JASO) (“JA Solar” or “the Company”), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that it has signed a supply agreement with Huanghe Hydropower Development Co., Ltd. ("Huanghe Hydropower"), a subsidiary of China Power Investment Corporation, which is one the largest power generation companies in China. Under the terms of the agreement, JA Solar will supply Huanghe Hydropower with approximately 21 MW of solar products by September 2011.

“We’re delighted to establish this relationship with Huanghe Hydropower, a leading developer of renewable energy projects in China,” said Dr. Peng Fang, CEO of JA Solar. “China is increasingly turning to renewable sources to power its future energy requirements, a transition that will drive years of rapid growth in the solar sector. Leading power generation companies like Huanghe Hydropower will be right at the heart of this process. With China’s recently announced nationwide feed-in tariff program for solar power, we believe China is well positioned to become a multi-gigawatt PV market and one of the most important solar markets in the world.  By developing long term relationships with independent power producers at this early stage, JA Solar can support the development of the domestic solar end market while also ensuring that we benefit from its growth.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

About Huanghe Hydropower

Established in October, 1999, Huanghe Hydropower Development Co., Ltd. is a large-scale integrated energy company owned by China Power Investment Corporation. Currently, the company engages mainly in the development and construction of power plants; the production and operation of the power plant; the production of silicon and solar power equipment and the production and selling of aluminum products. For more information, please visit http://www.hhsd.com.cn.

About China Power Investment Corporation

China Power Investment Corporation is one of the five Gencos in China and a comprehensive energy group integrating industries of power, coal, aluminium, railway and port. Possessing assets in hydropower, thermal power, nuclear power and new energies, it is one of the three companies in China that can develop, build and operate nuclear power plants. By the end of 2010, CPI had installed capacity of 70.72GW, of which 17.74GW is hydropower, which ranks first among the five Gencos. Clean energy accounts for 30% of the total portfolio and is the highest among the five Gencos. CPI was founded in 2002. For more information, please visit http://eng.cpicorp.com.cn.

Contact:

In China

Martin Reidy
Brunswick Group
Tel: +86-10-5960-8600
E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail:jasolar@brunswickgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: August 17, 2011